UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

Parfield International Ltd.
Unit No. 21E, 21st Floor, United Centre
95 Queensway, Admiralty K3, Hong Kong
+852.2122.8902

Copy to:

Christopher H. Cunningham
K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158
Phone: (206) 370-7639
Fax: (206) 370-6040

March 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Parfield International Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 2,682,742 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 2,682,742 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,742 Ordinary Shares (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 6.97%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)
The 2,682,742 Ordinary Shares held by Parfield International Ltd. are subject to a pledge agreement executed in favor of an unrelated third party to secure certain indebtedness of Parfield International Ltd.

(2)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Amplewood Resources Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 454,954 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 454,954 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 454,954 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.18%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Marc Chan
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) AF
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 3,137,696 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 3,137,696 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,696 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.15%(1)
	14.	Type of Reporting Person (See Instructions) IN
(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends Amendment Number 1 to Schedule 13D of the Reporting Persons dated November 6, 2019 to update certain information relating to the Reporting Persons as specifically set forth herein.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 2 amends and supplements the Schedule 13D filed on September 27, 2019, as amended by Amendment No. 1 filed on November 6, 2019, (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

 Amendment No. 1 to the Parfield SPA

On March 17, 2020, Parfield, Amplewood and Beachhead entered into an amendment No. 1 to the Parfield SPA (the “Parfield SPA Amendment No. 1”). Pursuant to, and subject to the terms and conditions of, the Parfield SPA Amendment No. 1, Parfield, Amplewood and Beachhead agreed that (i) section 5.2(b) of the Parfield SPA, pursuant to which Beachhead will sell the Parfield Sale Shares back to Parfield and/or Amplewood for the same aggregate Parfield Purchase Price if the Transaction is not consummated, shall be deleted in its entirety, and (ii) the Parfield SPA may be terminated by Parfield and Amplewood, on one hand, or Beachhead, on the other hand, if the closing of the transaction contemplated by the Parfield SPA has not occurred by June 30, 2020, which date may be further extended by Parfield, Amplewood and Beachhead in writing.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:
The aggregate percentage of Shares reported owned by each person named herein is based upon 38,480,580 Shares as of March 9, 2020 as reported by the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 12, 2020.
A.	Parfield

(a)	As of the close of business on March 19, 2020, Parfield directly beneficially owned 2,682,742 Shares.
Percentage: Approximately 6.97%
(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,682,742
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,682,742

(c)	Parfield has not entered into any transactions in the Shares during the past sixty days.

B.	Amplewood
(a)	As of the close of business on March 19, 2020, Amplewood directly beneficially owned 454,954 Shares.
Percentage: Approximately 1.18%
(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 454,954
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 454,954

(c)	Amplewood has not entered into any transactions in the Shares during the past sixty days.
C.	Mr. Chan
(a)	As the director and sole-owner of each of Parfield and Amplewood, Mr. Chan may be deemed the beneficial owner of the (i) 2,682,742 Shares owned by Parfield and (ii) 454,954 Shares owned by Amplewood.
Percentage: Approximately 8.15%
(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,137,696
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,137,696

(c)	Mr. Chan has not entered into any transactions in the Shares during the past sixty days.
Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The descriptions of the principal terms of the Parfield SPA Amendment No. 1 under Item 4 are incorporated herein by reference in their entirety.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement by and among Parfield International Ltd., Amplewood Resources Ltd. and Marc Chan, dated November 6, 2019, incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed November 6, 2019.

Exhibit 99.2	Parfield SPA Amendment No. 1 dated March 17, 2020 by Parfield, Amplewood and Beachhead.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 20, 2020

PARFIELD INTERNATIONAL LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

AMPLEWOOD RESOURCES LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

/s/ Marc Chan
MARC CHAN